RAYTHEON TECHNOLOGIES CORPORATION
870 Winter Street
Waltham, Massachusetts 02451

November 4, 2020

United States Securities and Exchange Commission
Division of Corporation Finance, Office of Manufacturing
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Edward M. Kelly

RE:	Raytheon Technologies Corporation Registration Statement on Form S-4 File No. 333-249716 Request for Acceleration

Dear Mr. Kelly:

Reference is made to the Registration Statement on Form S-4 (File No. 333-249716) (the “Registration Statement”) filed by Raytheon Technologies Corporation (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests the Registration Statement be declared effective at 12:00 p.m., Eastern Time, on November 6, 2020 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Joshua R. Cammaker, Esq. of Wachtell, Lipton, Rosen & Katz at (212) 403-1331 with any questions you may have concerning this letter, or if you require any additional information. Please notify him when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

RAYTHEON TECHNOLOGIES CORPORATION

By:	/s/ Dana Ng
	Name:	Dana Ng
	Title:	Corporate Vice President and Secretary

cc:	Joshua R. Cammaker, Esq. Wachtell, Lipton, Rosen & Katz